

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2024

Jie Xiao
Chief Executive Officer
YSX Tech Co., Ltd
401, 4 / F, Building 12
1601 South Guangzhou Avenue
Haizhu District, Guangzhou, Guangdong, PRC

> **Re: YSX Tech Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 9, 2024**
> **File No. 333-280312**

Dear Jie Xiao:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed August 9, 2024

Risk Factors, page 23

1.   We note your revised disclosure in response to comment 1. Please further revise the second risk factor to restore the language in the body of the risk factor, as you did in the title of the risk factor, that "PRC laws and regulations...can change quickly with little advance notice." Also restore the language that "it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the mainland China legal system than in more developed legal systems."

Exhibit 99.7

2.   We re-issue comment 6. Please revise section 1.2.1 of the opinion to exclude the PRC Companies. We also note that you revised section 1.2.2 of the opinion to delete the

exclusion of the PRC Companies; please revise to restore the original language excluding the PRC Companies from each of (a) and (b).

Please contact Patrick Kuhn at 202-551-3308 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Linda Ni